SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________

FORM F-6
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
For Depositary Shares Evidenced by American Depositary Receipts
___________________

Rio Tinto plc
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer's name into English)

England and Wales
(Jurisdiction of incorporation or organization of issuer)

JPMORGAN CHASE BANK, N.A.
(Exact name of depositary as specified in its charter)

1 Chase Manhattan Plaza, Floor 58, New York, NY, 10005-1401
Telephone (212) 623-0636
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)
____________________

Shannon Crompton
Rio Tinto Services Inc.
80 State Street
Albany, NewYork 12207-2543
Tel. No.: (801) 583-6707
 (Address, including zip code, and telephone number, including area code, of agent for service)

Copy to:
Scott A. Ziegler, Esq.
Ziegler, Ziegler & Associates LLP 570 Lexington Avenue, 44th Floor New York, New York 10022 (212) 319-7600

It is proposed that this filing become effective under Rule 466
☐ immediately upon filing ☐ on _________ at ____ (New York time)

If a separate registration statement has been filed to register the deposited shares, check the following box. ☐

CALCULATION OF REGISTRATION FEE
Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (2)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing one ordinary share of Rio Tinto plc	100,000,000 American Depositary Shares	$0.05	$5,000,000	$356.50
(1)	Each unit represents one American Depositary Share.
(2)
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of American Depositary Receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Form F-6 Registration Statement No.  333-122898.

PART I
INFORMATION REQUIRED IN PROSPECTUS

The Prospectus consists of the proposed form of American Depositary Receipt (“ADR” or “American Depositary Receipt”) included as Exhibit A to the form of Third Further Amended and Restated Deposit Agreement filed as Exhibit (a) to this Registration Statement, which is incorporated herein by reference.

CROSS REFERENCE SHEET

Item 1.  DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption			Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(1)	Name and address of Depositary		Introductory paragraph

(2)	Title of American Depositary Receipts and identity of deposited securities		Face of American Depositary Receipt, top centre

Terms of Deposit:

	(i)	Amount of deposited securities represented by one unit of American Depositary Shares	Face of American Depositary Receipt, upper right corner

	(ii)	Procedure for voting, if any, the deposited securities	Paragraphs 15, 16 and 18

	(iii)	Collection and distribution of dividends	Paragraphs 4, 12, 14 and 18

	(iv)	Transmission of notices, reports and proxy soliciting material	Paragraphs 7, 12, 15, 16 and

	(v)	Sale or exercise of rights	Paragraphs 14, 15 and 18

	(vi)	Deposit or sale of securities resulting from dividends, splits or plans of reorganization	Paragraphs 13, 15, and 18

	(vii)	Amendment, extension or termination of the Deposit Agreement	Paragraphs 20 and 21

	(viii)	Rights of holders of receipts to inspect the transfer books of the Depositary and the list of Holders of receipts	Paragraph 12

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Paragraphs 2, 3, 4, 5, 6, 9 and 22

	(x)	Limitation upon the liability of the Depositary	Paragraphs 14, 18, 19 and 21

(3)	Fees and Charges		Paragraphs 8 and 9

Item 2.  AVAILABLE INFORMATION

Item Number and Caption	Location in Form of American Depositary Receipt Filed Herewith as Prospectus

(b)
Statement that Rio Tinto plc is subject to the periodic reporting requirements of the Securities Exchange Act of 1934, as amended, and, accordingly, files certain reports with the Commission, and that such reports can be inspected by holders of American Depositary Receipts and copied at public reference facilities maintained by the Commission in Washington, D.C.
Paragraph 12

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.  EXHIBITS

(a)
Deposit Agreement. Form of Third Further Amended and Restated Deposit Agreement dated as of April  , 2010 among Rio Tinto plc, JPMorgan Chase Bank, N.A., as depositary (the "Depositary"), and all holders from time to time of ADRs issued thereunder (the "Deposit Agreement"), including the Form of American Depositary Receipt, is filed herewith as Exhibit (a).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby.  Not applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. Not applicable.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities being registered. Filed herewith as Exhibit (d).

(e)	Certification under Rule 466. Not applicable.

(f)	Power of Attorney. Included as part of the signature pages hereto.

Item 4.  UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt thirty days before any change in the fee schedule.

SIGNATURE

Pursuant to the requirements of the Securities Act of 1933, as amended, JPMorgan Chase Bank, N.A., on behalf of the legal entity created by the Deposit Agreement, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in The City of New York, State of New York, on March 31, 2010.

Legal entity created by the form of Deposit Agreement for the issuance of ADRs evidencing American Depositary Shares

By:	JPMORGAN CHASE BANK, N.A., as Depositary

By:	/s/Joseph M. Leinhauser
Name: Title:	Joseph M. Leinhauser Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Rio Tinto plc certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in London on March 31, 2010.

RIO TINTO PLC

By:	/s/ Ben Mathews
Name: Title:	Ben Mathews Company Secretary

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each individual whose signature appears below constitutes and appoints Tom Albanese and Guy R. Elliot, and each of them severally, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including pre-effective and post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she may or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/Jan du Plessis ________________________ Jan du Plessis	Chairman	March 31, 2010
/s/Tom Albanese ________________________ Tom Albanese	Chief Executive	March 31, 2010
/s/Guy R. Elliot ________________________ Guy R. Elliott	Chief Financial Officer	March 31, 2010
/s/Sir David Clementi ________________________ Sir David Clementi	Non-Executive Director	March 31, 2010

/s/Vivienne Cox ________________________ Vivienne Cox	Non-Executive Director	March 31, 2010
________________________ Sir Rod Eddington	Non-Executive Director	March __, 2010
________________________ Michael Fitzpatrick	Non-Executive Director	March , 2010
________________________ Yves Fortier	Non-Executive Director	March __, 2010
/s/Ann Godbehere ________________________ Ann Godbehere	Non-Executive Director	March 31, 2010
________________________ Richard Goodmanson	Non-Executive Director	March , 2010
________________________ Andrew Gould	Non-Executive Director	March , 2010
/s/Lord Kerr of Kinlochard ________________________ Lord Kerr of Kinlochard	Non-Executive Director	March 31, 2010
/s/David Mayhew ________________________ David Mayhew	Non-Executive Director	March 31, 2010
/s/Paul Tellier ________________________ Paul Tellier	Non-Executive Director	March 31, 2010

________________________ Robert Brown	Non-Executive Director	March , 2010

/s/Shannon Crompton ________________________ Shannon Crompton	Authorized Representative in the United States	March 31, 2010

INDEX TO EXHIBITS

Exhibit Number

(a)	Form of Third Further Amended and Restated Deposit Agreement.

(d)	Opinion of Ziegler, Ziegler & Associates LLP, counsel to the Depositary, as to the legality of the securities to be registered.